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FEB 29 2012

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SEC FILE NUMBER
8-68814

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **03/14/11** (MM/DD/YY) AND ENDING **12/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital Insurance Services LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip E. Johnson **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Phil Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Incapital Insurance Services LLC , as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature 2/28/12
Date

Title: President

Notary Public 2/28/12

OFFICIAL SEAL
DEBRA R LEONARD-PORCH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/03/12

Incapital Insurance Services LLC

(SEC I.D. No. 8-68814)

Statement of Financial Condition as of December 31, 2011 and Report of Independent Auditors

pwc

Incapital Insurance Services LLC

(SEC I.D. No. 8-68814)

Statement of Financial Condition as of December 31, 2011 and Report of Independent Auditors

INCAPITAL INSURANCE SERVICES LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

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REPORT OF INDEPENDENT AUDITORS

To the Member and Audit Committee of
Incapital LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Incapital LLC (the "Company") at December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2012

INCAPITAL INSURANCE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011

ASSETS		
Cash	$	423,608
Other assets		132,297
Total assets	$	555,905
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to Parent	$	104,119
Other liabilities		83,267
Total liabilities		187,386
MEMBER'S EQUITY		368,519
Total liabilities and member's equity	$	555,905

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital Insurance Services LLC (the "Company"), an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an introducing broker-dealer that engages primarily in the distribution of annuities. The Company was formed on March 14, 2011 ("Inception") and was approved as a registered broker-dealer with an effective date of October 6, 2011. The financial statements present the results of operations from Inception through December 31, 2011.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return. Therefore, no provision for income taxes is included in the Company's financial statements. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in a the Company recording a tax liability. The Company does not have any significant uncertain tax positions as of December 31, 2011 and is not aware of any tax positions that will significantly change during the next twelve months.

3. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2011, $11,286 was unpaid and is included in payable to Parent on the Statement of Financial Condition. The Parent also pays certain expenses for the Company, which the Company reimburses the Parent. The total unpaid balance of these expenses as of December 31, 2011 was $92,833, which is included in payable to Parent on the Statement of Financial Condition.

4. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and as of December 31, 2011 was required to maintain "minimum net capital" equivalent to the greater of $100,000 or 12-1/2% of "aggregate indebtedness," as these terms are defined.

At December 31, 2011, the Company had net capital, as defined, of $236,222, which was $136,222 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.79 to 1.

As an introducing broker-dealer, the Company does not take possession or control of securities for customers, and therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(1) under the Securities Exchange Act of 1934.

5. RELATED PARTIES

A subsidiary ("Affiliate") of the Parent incurs certain expenses on the Company's behalf, which the Company reimburses the Affiliate. The total unpaid balance of these expenses as of December 31, 2011, was $74,375, which is included in other liabilities on the Statement of Financial Condition.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2012, the date the financial statements were available to be issued. No events requiring disclosure or recognition were identified.

* * * * * *

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